Exhibit 15.1

To the Board of Directors and Stockholders of Lifetime Brands, Inc.

We are aware of the incorporation by reference in Amendment No. 1 to the Registration Statement on Form S-3 of Lifetime Brands, Inc. for the registration of its $75,000,000 of 4.75% Convertible Senior Notes due July 15, 2011 (the “Notes”) and 2,678,571 shares of its common stock issuable upon conversion of the Notes, of our reports dated May 2, 2006, August 4, 2006 and November 7, 2006 relating to the unaudited condensed consolidated interim financial statements of Lifetime Brands, Inc. and subsidiaries that are included in its Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006.

/s/ Ernst & Young LLP

Melville, New York
December 19, 2006